Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: November 29, 2021

Cvent Highlights Achievements Since Mid-Year 2021

Results and accolades demonstrate strong momentum and continued commitment to driving industry innovation

Tysons, VA (November 29, 2021) — Cvent, a market-leading meetings, events, and hospitality technology provider, today provides an update on continued momentum since the announcement of its transaction with Dragoneer Growth Opportunities Corp. II (Nasdaq: DGNS) in July. Over the past four months, Cvent has seen strong growth in its acquisition of new logos, including significant increases in initial contract values. The Company has also seen meaningful expansion within its existing customer base as organizations look to deliver more engaging in-person, virtual, and hybrid events; and tap into new opportunities that exist due to the digital transformation of meetings and events that was accelerated during the pandemic. The Company continues to be recognized as a leader in its industry, winning multiple awards highlighting excellence in technology innovation, executive leadership, and employee experience. To discuss the company’s progress and future outlook, Cvent CEO & Founder Reggie Aggarwal, and Chief Financial Officer Billy Newman, recently participated in an on-demand webcast, hosted by IPO Edge, that can be accessed here.

Business Highlights

Over the last four months, Cvent continued to see strong momentum in landing new logos and increasing initial contract values. In addition to the hundreds of smaller deals Cvent closed in the third quarter, the Company closed several large transactions including:

•

A state transportation agency initially looking for a single virtual event solution, signed a 3-year deal with a total contract value (TCV) of $900,000. This organization will be using Cvent for their virtual, in-person, and hybrid events.

•

A publicly traded pharma company signed a 2-year deal with a TCV of $1 million. This company chose Cvent due to the breadth and depth of Cvent’s platform and the seamless end-to-end user experience for all attendee-facing interactions.

•	A global marketing association signed a 3-year contract for a TCV of nearly $900,000.

•	A public IT service management company signed a 3-year contract for a TCV of nearly $546,000.

•	An American racing company signed a 2-year contract for a TCV of approximately $190,000.

•	A top three travel management company in Japan signed an annual contract value (ACV) of $260,000.

The third quarter also highlighted Cvent’s strong land and expand opportunity.

•

Pre-pandemic, a mid-size, global financial advisory client that signed on with Cvent in 2016, had only leveraged Cvent for its in-person events. After leveraging Cvent for one virtual event that exceeded its event goals, the company signed a new contract with Cvent in the third quarter to run more virtual events, increasing the ACV from $17,000 to $545,000.

•

A multi-national technology company with over 10,000 employees went from leveraging Cvent only for their flagship conference to now using Cvent for nearly all its internal and external events. This account has grown from $100,000 in 2019 to over $750,000 in contract value this year, with over $350,000 coming as expansion in the third quarter. With this expanded multi-year contract, the company has signed on with Cvent to support their event needs through 2023, further highlighting their confidence in the Cvent platform to meet their long-term needs.

•

During the quarter, Cvent was also able to successfully expand its contract with a Fortune 500 Financial Services Institute, a Public Multinational Software Company, a State Education Association, a National Healthcare Association, a State Employee Retirement Agency, and a French consumer products company.

The deals highlighted above demonstrate the long runway Cvent has to sell more solutions inside its global install base.

In August, Cvent hosted its flagship Cvent CONNECT® customer conference in a hybrid environment for the first time, allowing in-person and virtual attendees to experience the power of the Cvent platform first-hand. The event brought together thousands in-person in Las Vegas and online to capitalize on the transformation of the trillion-dollar meetings and events industry. During the event, Cvent CEO & Founder Reggie Aggarwal shared insights on the pandemic-driven innovation and evolution that have transformed the meetings and events industry.

At Cvent CONNECT, the company announced the launch of Cvent Studio, a new solution that delivers powerful live stream and video production capabilities and further expands Cvent’s virtual and hybrid offerings. Cvent Studio enables marketers and planners to produce broadcast quality video content, through web-based solutions. The state-of-the-art functionality gives organizations the tools they need to up level their virtual events into immersive, fully branded experiences.

The Company has also continued to roll out new products and expand its industry partnerships, further strengthening the Cvent platform and its positioning as a market leader in the space.

•

In August, Cvent expanded its partnership with Amadeus, a leading hospitality technology platform, to increase bookings for small meetings and events. With Cvent Instant Book, currently available as an Early Adopter pilot, planners will be able to easily book small meetings directly through the Cvent platform. The announcement further enhances Cvent’s ability to capitalize on the small meetings and events business.

•

The Company also extended its long-standing strategic partnership with the largest global meetings and event industry association, Meeting Professionals International (MPI). Together, Cvent and MPI will continue to deliver educational opportunities and thought leadership content to MPI’s global community of more than 60,000 meeting and event professionals. In addition, Cvent’s technology will be used across MPI events, including its signature events, MPI World Education Congress (WEC) and the European Meetings and Events Conference (EMEC).

Cvent was also recognized during the quarter for its industry-leading technology and employee experience. In August, the Cvent Attendee Hub® – Cvent’s live engagement platform for virtual, in-person, and hybrid events – was selected as the winner of the “Event Management Innovation” award in the fourth annual MarTech Breakthrough Awards. The awards program is conducted by MarTech Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies, and products in the global marketing, sales, and advertising technology industry today. With more than 2,850 nominations from 17 countries around the world, the win puts Cvent in distinguished company with other market-leading brands including Nielsen, Adobe, and Mailchimp, among others. Additional accolades include:

•	Most Innovative Company of the Year, Stevie International Business Awards, Bronze

•	Technology Innovation – Meetings & Events, Cvent Attendee Hub®, Business Travel Awards Europe

•	Best Virtual Events Platform, Micebook V Awards

•	Premier Sales Employer, Institute for Excellence in Sales

Third Quarter Financial Results

On Nov. 8, 2021, Cvent reported total third quarter revenue of $134.1 million, an increase of 13.1% from the comparable period in 2020 and 3.6% higher than guidance. Within the $134.1 million, Event Cloud revenue was $92.5 million, an increase of 27.2% from the comparable period in 2020. Net loss was $26.1 million compared to $14.4 million in the comparable period in 2020 and adjusted EBITDA was $23.4 million, representing an adjusted EBITDA margin of 17.5%, compared to $36.2 million, or an adjusted EBITDA margin of 30.5% in the comparable period in 2020.

As a result of strong performance through September 30, 2021 and the robust opportunity ahead, Cvent raised its fourth quarter and full year 2021 guidance in conjunction with the third quarter earnings release. Fourth quarter revenue is now expected to grow 21.7% year-over-year at the mid-point versus prior guidance for 20.1%; and for the full year, Cvent is now expecting 3.2% revenue growth at the midpoint versus prior guidance for 1.7%. Adjusted EBITDA was raised as well. For the fourth quarter, it is now expected to be in the range of $21.8 million to $22.7 million, or 15.9% of revenue at the mid-point and the full year is expected to be in the range of $92.7 million to $93.6 million, or 18.1% of revenue at the mid-point versus its previous guidance of $90.0 million and 17.7% of revenue.

Pending Transaction with Dragoneer Growth Opportunities Corp. II

On November 12, 2021, Cvent announced that Dragoneer’s registration statement on Form S-4 (as amended, the “Registration Statement”), in connection with the previously announced proposed business combination (the “Business Combination”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Dragoneer, Cvent and the Business Combination and can be found on the SEC’s website at https://www.sec.gov under the ticker “DGNS.”

On November 12, 2021, Dragoneer commenced mailing the definitive proxy statement and a notice of voting and instruction form, or a proxy card, related to the special meeting (“Special Meeting”) of Dragoneer’s stockholders of record as of the close of business on October 29, 2021 (the “Record Date”). The Special Meeting of stockholders and the vote to approve the business combination will be held on December 7, 2021, at 9:00 a.m., Eastern Time. If the proposals at the Special Meeting are approved, the business combination is expected to close on December 8, 2021, subject to the satisfaction of customary closing conditions.

Cvent’s common stock is expected to be listed on the Nasdaq Global Select Market under the ticker symbol “CVT”, following the close of the business combination.

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with more than 4,000 employees and 200,000 users worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. Cvent is headquartered in Tysons, Virginia, just outside of Washington D.C., and has additional offices around the world to support its growing global customer base. The comprehensive Cvent event marketing and management platform offers software solutions to event organizers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximize the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more group and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimize the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com, or connect with us on Facebook, Twitter or LinkedIn.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the US Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary prospectus and preliminary proxy statement. The Registration Statement was declared effective by the SEC on October 29, 2021. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders on or about November 12, 2021. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer is sending to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 7, 2021, TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus was mailed to shareholders of Dragoneer as of October 29, 2021, the record date established for voting on the Business Combination. Shareholders are also be able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(unaudited)

Assets	September 30, 2021	December 31, 2020
Current Assets:
Cash and cash equivalents	$115,406	$65,265
Restricted cash	103	205
Short-term investments	2,696	—
Accounts receivable, net of allowance of $3.0 million and $3.3 million, respectively	82,651	141,113
Capitalized commission, net	22,142	22,000
Prepaid expenses and other current assets	15,934	12,415

Total current assets	238,932	240,998
Property and equipment, net	16,024	21,715
Capitalized software development costs, net	113,519	124,030
Intangible assets, net	234,160	272,416
Goodwill	1,617,936	1,605,628
Operating lease-right-of-use assets	29,031	38,922
Capitalized commission, net, non-current	19,275	20,427
Deferred tax assets, non-current	1,999	2,036
Other assets, non-current, net	3,997	5,479

Total assets	$2,274,873	$2,331,651

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4,546	$17,920
Accounts payable	2,316	4,078
Accrued expenses and other current liabilities	69,865	81,939
Fees payable to customers	30,750	16,872
Operating lease liabilities, current	11,459	15,910
Deferred revenue	226,307	207,622

Total current liabilities	345,243	344,341
Deferred tax liabilities, non-current	18,226	16,950
Long-term debt, net	750,540	753,953
Operating lease liabilities, non-current	32,036	40,317
Other liabilities, non-current	7,651	5,239

Total liabilities	1,153,696	1,160,800
Commitments and contingencies (Note 13) Stockholders’ equity:
Common stock, $0.001 par value, 1,100,000 shares authorized at September 30, 2021, and December 31, 2020; 917,761 and 917,365 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	1,953,654	1,936,447
Accumulated other comprehensive loss	(2,415)	(69)
Accumulated deficit	(830,063)	(765,528)

Total stockholders’ equity	1,121,177	1,170,851

Total liabilities and stockholders’ equity	$2,274,873	$2,331,651

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$134,058	$118,507	$374,159	$383,216
Cost of revenue	50,635	39,888	140,479	134,334

Gross profit	83,423	78,619	233,680	248,882
Operating expenses:
Sales and marketing	37,161	29,004	99,069	99,543
Research and development	25,685	20,970	72,016	68,992
General and administrative	25,358	20,243	63,711	63,881
Intangible asset amortization, exclusive of amounts included in cost of revenue	12,757	13,491	38,721	40,416

Total operating expenses	100,961	83,708	273,517	272,832
Loss from operations	(17,538)	(5,089)	(39,837)	(23,950)
Interest expense	(7,546)	(8,151)	(22,717)	(27,695)
Amortization of deferred financing costs and debt discount	(938)	(948)	(2,823)	(2,852)
Loss on divestitures, net	—	—	—	(9,634)
Other income, net	1,864	461	6,135	1,919

Loss before income taxes	(24,158)	(13,727)	(59,242)	(62,212)
Provision for income taxes	1,968	648	5,294	4,870

Net loss	(26,126)	(14,375)	(64,536)	(67,082)

Other comprehensive loss:
Foreign currency translation gain/(loss)	(2,002)	2,207	(2,314)	(1,504)
Comprehensive loss	$(28,128)	$(12,168)	$(66,850)	$(68,586)

Basic and Diluted net loss per common share	$(27.93)	$(15,67)	$(69.87)	$(73.15)

Basic and Diluted weighted-average common shares outstanding	935,522	917,085	923,626	917,082

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

(unaudited)

	Nine Months Ended September 30,
	2021	2020
Operating activities:
Net loss	$(64,536)	$(67,082)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	93,142	96,217
Amortization of the right-of-use assets	6,817	8,063
Allowance for expected credit losses, net	5.549	663
Amortization of deferred financing costs and debt discount	2,823	2,852
Amortization of capitalized commission	21,568	22,117
Unrealized foreign currency transaction gain	19	87
Stock-based compensation	16,811	14,557
Loss on divestiture	—	9,634
Change in deferred taxes	1,313	1,228
Change in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	52,611	32,395
Prepaid expenses and other assets	(6,064)	481
Capitalized commission, net	(26,706)	(22,894)
Accounts payable, accrued expenses and other liabilities	8,999	(18,275)
Operating lease liability	(9,666)	(7,066)
Deferred revenue	18,878	(19,147)

Net cash provided by operating activities	121,558	53,830
Investing activities:
Purchase of property and equipment	(2,768)	(1,298)
Capitalized software development costs	(30,272)	(32,425)
Purchase of short-term investments	(31,435)	(26,914)
Maturities of short-term investments	28,739	26,268
Proceeds from divestiture	122	500
Acquisitions, net of cash acquired	(14,769)	(1,400)

Net cash used in investing activities	(50,383)	(35,269)
Financing activities:
Principal repayments on first lien term loan	(5,951)	(5,951)
Principal repayments of revolving credit facility	(13,400)	(26,100)
Proceeds from revolving credit facility	—	40,000
Proceeds from exercise of stock options	522	5
Repurchase of stock	(57)	—

Net cash provided by financing activities	(18,886)	7,954
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,250)	(1,471)

Change in cash, cash equivalents, and restricted cash	50,039	25,044
Cash, cash equivalents, and restricted cash, beginning of period	65,470	72,721

Cash, cash equivalents, and restricted cash, end of period	115,509	97,765

Supplemental cash flow information:
Interest paid	22,721	27,682
Income taxes paid	4,655	4,564
Supplemental disclosure of non-cash investing and financing activities:
Outstanding payments for purchase of property and equipment at period end	331	462
Outstanding payments for capitalized software development costs at period end	513	322

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share amounts and share counts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP Gross Profit:
Gross profit	$83,423	$78,619	$233,680	$248,882
Adjustments
Depreciation	759	1,338	2,771	4,280
Amortization of software development costs	15,508	15,154	45,737	43,533
Intangible asset amortization	—	111	180	326
Stock-based compensation expense	456	157	950	466
Restructuring expense	9	(98)	11	1,240
Cost related to acquisitions	11	1	11	19
Other items	—	—	(994)	41

Non-GAAP gross profit	$100,166	$95,282	$282,346	$298,787

Gross Margin:
Revenue	$134,058	$118,507	$374,159	$383,216
Gross margin	62.2%	66.3%	62.5%	64.9%
Non-GAAP gross margin	74.7%	80.4%	75.5%	78.0%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP Sales & Marketing Expenses:
Sales & marketing	$37,161	$29,004	$99,069	$99,543
Adjustments
Depreciation	(283)	(636)	(1,132)	(2,080)
Stock-based compensation expense	(2,578)	(1,397)	(5,371)	(4,162)
Restructuring expense	(41)	107	(72)	(830)
Cost related to acquisitions	(52)	(40)	(117)	(194)
Other items	1	(151)	380	(151)

Non-GAAP sales & marketing expenses	$34,208	$26,887	$92,757	$92,126

Sales & Marketing Expenses as a Percent of Revenue:
Revenue	$134,058	$118,507	$374,159	$383,216
Sales & marketing expenses	27.7%	24.5%	26.5%	26.0%
Non-GAAP sales & marketing expenses	25.5%	22.7%	24.8%	24.0%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP Research & Development Expenses:
Research & development	$25,685	$20,970	$72,016	$68,992
Adjustments
Depreciation	(409)	(714)	(1,431)	(2,163)
Stock-based compensation expense	(2,183)	(1,125)	(4,321)	(3,377)
Restructuring expense	(52)	30	(67)	(832)
Cost related to acquisitions	—	(18)	(9)	(234)
Other items	—	—	3,366	—

Non-GAAP Research & development expenses	$23,041	$19,143	$69,554	$62,386

Research & Development Expenses as a Percent of Revenue:
Revenue	$134,058	$118,507	$374,159	$383,216
Research & development expenses	19.2%	17.7%	19.2%	18.0%
Non-GAAP research & development expenses	17.2%	16.2%	18.6%	16.3%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Non-GAAP General & Administrative Expenses:
General & administrative	$25,359	$20,243	$63,711	$63,881
Adjustments
Depreciation	(1,041)	(1,010)	(3,143)	(3,443)
Stock-based compensation expense	(3,170)	(2,200)	(6,169)	(6,552)
Restructuring expense	(1,109)	(2,868)	(1,627)	(3,666)
Cost related to acquisitions	4	(54)	(1,107)	(342)
Other items	(548)	(1,013)	(2,485)	(4,251)

Non-GAAP general & administrative expenses	$19,495	$13,098	$49,180	$45,627

General & Administrative Expenses as a Percent of Revenue:
Revenue	$134,058	$118,507	$374,159	$383,216
General & administrative expenses	18.9%	17.1%	17.0%	16.7%
Non-GAAP general & administrative expenses	14.5%	11.1%	13.1%	11.9%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Adjusted EBITDA:
Net loss	$(26,126)	$(14,375)	$(64,536)	$(67,082)
Adjustments
Interest expense	7,546	8,151	22,717	27,695
Amortization of deferred financing costs and debt discount	938	948	2,823	2,852
Loss on divestitures, net	—	—	—	9,634
Other income, net	(1,864)	(461)	(6,135)	(1,919)
Provision for income taxes	1,968	648	5,294	4,870
Depreciation	2,493	3,698	8,478	11,966
Amortization of software development costs	15,508	15,266	45,917	43,860
Intangible asset amortization	12,757	13,491	38,721	40,416
Stock-based compensation expense	8,387	4,879	16,811	14,557
Restructuring expense	1,212	2,634	1,777	6,568
Cost related to acquisitions	60	112	1,245	788
Other items	544	1,162	(2,256)	4,441

Adjusted EBITDA	$23,423	$36,153	$70,856	$98,646

Adjusted EBITDA Margin:
Revenue	$134,058	$118,507	$374,159	$383,216
Net loss margin	(19.5)%	(12.1)%	(17.2)%	(17.5)%
Adjusted EBITDA margin	17.5%	30.5%	18.9%	25.7%

Contacts

Investor Relations

April Scee, ICR

April.Scee@icrinc.com

(646) 277-1219

Media Relations

Erica Stoltenberg

estoltenberg@cvent.com

(571) 378-6240